UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 10 September 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

Enclosures: Sasol Limited - Record results for the year ended 30 June 2007



Sasol Limited - Record results for the year ended 30 June 2007

Comprehensive additional information is available on our website: www.sasol.com

- *Operating profit, excluding Sasol O&S, – up 18%*
- *Headline earnings per share – up 10%*
- *Final dividend – up 37% to R5,90 per share*
- *Oryx GTL producing on specification product*
- *Several major capital projects nearing completion – expenditure of R12 billion, 54% in South Africa*
- *Sasol O&S retained – turnaround in progress*
- *BEE transformation progressing well – 10% ownership transaction at Sasol limited announced*

Overview

"This has been a year with good results and significant strides on safety, transformation, improved stakeholder relations and major capital projects, which together with our strong balance sheet provides a solid foundation for sustainable long-term growth," says chief executive Pat Davies.

Earnings attributable to shareholders for the year ended 30 June 2007 increased by 64% to R17,0 billion from R10,4 billion. Our earnings per share of R27,35 and headline earnings per share of R25,37 were respectively 63% and 10% higher than those of the previous year.

Operating profit of R25,6 billion was 49% higher than the prior year. The increase in operating profit resulted from a 12% weakening in the average exchange rate and a 2% increase in the average dated Brent crude oil price. The increase was partly offset by the combined effect of the two planned maintenance shutdowns of our Synfuels operations, the starting up of the selective catalytic cracker (SCC), production interruptions and lower sales volumes.

"The pleasing earnings growth, despite the negative impact of the Synfuels maintenance shutdowns, together with our strong cash flows have enabled us to deliver on our financial targets and build value for our shareholders," says Christine Ramon, chief financial officer.

These results include the Sasol Olefins & Surfactants (O&S) business which was reclassified as a continuing operation from March 2007. Operating profit would have increased by 18% and earnings by 15%, had the impact of Sasol O&S been excluded.

Our cash generated by operating activities of R28,5 billion represents a 16% increase on the prior year.

The directors have declared a final dividend of R5,90 per share. The total dividend declared for the year of R9,00, including the interim dividend, reflects a 27% increase on the previous year and translates into a dividend cover of 3 times.

Safety focus delivering results

Safety remains a top priority for the group. Our recordable case rate (RCR), covering employees and service providers, including injuries and illnesses, has improved from 0,91 at 30 June 2006 to 0,73 at 30 June 2007. It is very pleasing to report that Sasol Gas achieved an RCR of zero for the year and that most businesses recorded significant improvements in their respective RCRs.

Major capital projects advancing

Cash spent on capital projects amounted to R12,0 billion, of which R6,5 billion (54%) was invested in our South African operations.

Several of our major capital projects are nearing completion and we expect to see initial contributions in our 2008 financial year. Major projects advanced during the year included the following.

- *Our fuel quality enhancement and polymer expansion project (Project Turbo) is almost complete. The polyethylene plant has concluded its warranty runs and the SCC was started up. The SCC was subsequently taken out of operation for modifications following initial performance tests.*

- *Oryx GTL has produced and sold product. During start-up all systems and process units were successfully tested and demonstrated their design intent. Technical challenges, reported during May 2007, are in the process of being resolved.*

- *Construction of our Escravos GTL joint venture project in Nigeria continues, with beneficial operation expected during 2010.*

- *We are making good progress in Arya Sasol Polymer Company with commissioning of the ethane cracker having started and the plant expected to be producing to specification in the last quarter of 2007. The two polyethylene plants should be in beneficial operation by the first quarter of calendar 2008.*

- *Construction of our third Octene train in Secunda is expected to be completed later this calendar year, with start-up towards the end of the first quarter of 2008.*

The severe global shortage of engineering and construction resources for large contracts continues. We carefully monitor developments and have taken appropriate mitigating actions, where possible, to curb the impact of these resource constraints on both the timing and costs of our projects. These include a revision to our contracting strategy, an almost 25% increase in our own staff at Sasol Technology and closer collaboration with our strategic engineering and construction contractors.

Plans are underway to increase Sasol Synfuels' capacity by 20% within the next decade, mostly based on additional natural gas imported from Mozambique.

We are exploring the feasibility of constructing another sizeable inland coal-to-liquids refinery, of about 80 000 barrels per day, to serve South Africa's growing inland fuel requirements in close co-operation with the South African government. The pre-feasibility study will take into account a variety of factors including project economics, the potential environmental footprint and safety standards.

Black economic empowerment progressing well

We are making good progress in our transformation activities. These include:

The sale of 25% of Sasol Oil (Pty) Limited to Tshwarisano LFB Investments (Pty) Limited with effect from 1 July 2006.

- *Announcement of the first terms of our proposed broad-based black economic empowerment (BEE) transaction for a proposed 10% ownership at Sasol Limited level.*

- *Expected finalisation of the first phase of our Sasol Mining empowerment deal and an announcement on a second empowerment transaction to be made later this calendar year.*

- *Continuing investment in skills development of both our own employees and through our corporate social investment programme.*

- *Increased procurement from BEE entities, now at R4,2 billion.*

- *Improvements in our overall employment equity statistics with additional focus at managerial levels in the organisation.*

Operational review

During the past year we formalised the group's structure into three focused business clusters – South African Energy Cluster, International Energy Cluster and Global Chemicals Cluster. Each business cluster will work together to set strategic goals, improve safety, identify synergies and reduce costs.

South African energy cluster

Sasol Mining – lower production volumes

The operating profit of Sasol Mining of R1 171 million was 5% lower than the prior year primarily due to planned higher coal purchases from an external supplier, Anglo Coal's Isibonelo Colliery, lower production volumes as a result of the Synfuels shutdowns and the effect of a strike in December 2006.

Sasol Gas – increased sales volumes

A 7% increase in sales volumes, higher sales prices and the profit of R346 million on the sale of 25% of Republic of Mozambique Pipeline Investments Company (Pty) Limited (Rompco) resulted in Sasol Gas increasing its operating profit by 27% to R1 936 million.

We are making good progress in the expansion of our pipeline gas network. During the year, a second pipeline-gas co-generation plant, for the production of electricity and steam, was commissioned in Newcastle, KwaZulu-Natal.

Sasol Synfuels – record year despite reduced sales volumes

Sasol Synfuels had another record year, achieving an increase in operating profit of 20% to R16 251 million due to higher oil prices and a weaker rand. Production volumes were 2,8% lower than last year as a result of the shutdowns, production instabilities during the start up of the SCC and some production interruptions. Operating costs have increased as a result of the need to import high-octane fuel blending components to meet demand during shutdowns, as well as higher coal and natural gas costs.

Sasol Oil – operating profit maintained despite increased imports

Operating profit declined marginally by 1% to R2 417 million mainly as a result of lower volumes from Sasol Synfuels due to the shutdowns and an increased level of imported petrol, diesel and fuel components.

We are making progress in retail network expansion under the Sasol and Exel brands with 394 service stations in operation. This exceeds industry growth.

International energy cluster

Sasol Synfuels International (SSI) – first GTL production, focused on resolving the remaining technical challenges

The Oryx GTL facility was started up during the year and produced on specification product. We are confident that we will resolve the remaining technical challenges and steadily increase production throughput. Sasol Chevron continues to evaluate GTL opportunities in other locations including Australia. SSI continues to investigate coal-to-liquids opportunities in China, India and in the USA. Operating losses increased to R763 million during the year as a consequence of increased activity.

Sasol Petroleum International – higher exploration activity

Operating profit declined by 50% to R300 million for the year primarily due to a significant increase in exploration costs offset by higher selling prices, a weaker rand/US dollar exchange rate and increased sales volumes.

Global chemicals cluster

Sasol Polymers – increased operating profit despite impact of shutdown

Operating profit increased by 32% to R1 089 million on the back of higher margins, despite higher oil-related feedstock costs and the reduced volumes stemming from the Synfuels shutdown.

Sasol Solvents – stronger product prices negate the impact of lower volumes

Operating profit increased by 27% to R1 106 million due to stronger product prices and a weaker rand whilst the Synfuels shutdowns and operational issues led to lower production levels during the year.

Sasol Olefins & Surfactants – divestiture cancelled, turnaround in progress

In March 2007, we terminated the divestiture process and announced our intention to retain and restructure Sasol O&S. In the first phase of our turnaround, we have shut down unprofitable production facilities in Baltimore, USA and Porto Torres, Italy.

Operating profit for the year was R1 140 million (2006 – operating loss of R3 567 million), taking into account the reversal of the 2006 fair value write-down amounting to R803 million and the recognition of restructuring provisions of R406 million.

Other chemical businesses – significantly improved performance

Sasol Wax has more than doubled its operating profit to R629 million, primarily as a result of improved product margins and a focus on higher value-add blends.

Sasol Nitro has also recorded an improvement in operating profit of 31% to R610 million mainly due to higher sales volumes in the fertiliser business and growth in our explosive initiators business.

Gearing – share repurchase programme reactivated

Our gearing has reduced from 29% at 30 June 2006 to 22% at 30 June 2007. This was due mainly to the increase in cash flows from earnings and the proceeds received on the disposals of 25% of Rompco and 25% of Sasol Oil (Pty) Limited.

We reactivated our share repurchase programme and, in the current year, have repurchased 14,9 million shares at an average price of R245,94 per share, which represents about 2,4% of our issued share capital.

Profit outlook – earnings will be maintained in the 2008 financial year

We will commission substantial new production capacity during the coming financial year. This is expected to benefit our earnings late in 2008 and into the 2009 financial year as these plants ramp up production to full operating capacity.

A specific focus in the year ahead will be on controlling cash costs per unit of production. This will be balanced with the need to further enhance the on-line availability and efficiency of our facilities, and thus the overall production rate.

Taking into account our assumptions on prices and currencies, earnings in the 2008 financial year will be maintained at 2007 financial year levels, despite anticipated lower product margins and costs associated with our growth programme. The effects of our proposed empowerment equity transactions have not been taken into account in this outlook.

Basis of preparation and accounting policies

The summarised, provisional consolidated financial results for the year ended 30 June 2007 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) and the South African Companies Act, 1973, as amended.

Except as otherwise disclosed, the accounting policies applied in the presentation of the financial results are consistent with those applied for the year ended 30 June 2006.

The group has, with retrospective application, changed its accounting policy with regard to costs incurred to develop the operations of existing, operating mines. Under the amended accounting policy, all development expenditure incurred after the commencement of production are capitalised to the extent that they give rise to future economic benefits and are amortised over the estimated useful lives of those assets. The effect on earnings and headline earnings per share is an increase of 1 cent for the year ended 30 June 2006.

Further details will be provided in the annual report for the year ended 30 June 2007.

These summarised, provisional consolidated financial results have been prepared in accordance with the historic cost convention, except for certain financial instruments which are stated at fair value.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Acquisition and disposals of businesses

With effect from 1 July 2006, a 25% interest in Rompco was sold to Companhia de Moçambicana de Gasoduto (CMG) and a profit of R346 million was realised.

With effect from 1 July 2006, Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Limited for a consideration of R1 450 million and a profit of R315 million was realised.

In October 2006, Sasol's interest in DPI Holdings (Pty) Limited was sold to Dawn Limited for a consideration of R51 million and a R7 million loss was realised.
In September 2006, Sasol Nitro acquired the remaining 40% of Sasol Dyno Nobel (Pty) Limited for a consideration of US$31 million (R221 million).

Post balance sheet date events

Windfall tax

On 6 August 2007, the Minister of Finance announced that National Treasury would not pursue a windfall tax on the South African liquid fuels industry.

Black economic empowerment transaction

Today we also announced the first terms of our proposal to conclude a broad-based black economic empowerment (BEE) transaction, which should result in the transfer of 10% beneficial ownership of Sasol Limited's issued share capital to our employees and a wide spread of black South Africans.

It is anticipated that a further announcement of the detailed terms of the BEE transaction will be made in the first half of 2008, after which shareholder approval will be sought.

Sasol Dia Acrylates

Sasol Chemical Industries Limited and Mitsubishi Chemical Corporation (MCC) agreed to dissolve their Acrylates joint venture, whereby Sasol Chemical Industries Limited will acquire the shares held by MCC. The various agreements relating to this transaction are well advanced.

Sale of businesses

On 10 July 2007, Sasol Wax disposed of its investment in Paramelt RMC BV, operating in the Netherlands, realising a profit of R118 million.

In August 2007, Sasol Investment Company (Pty) Limited disposed of its investment in FFS Refiners (Pty) Limited and realised a profit of R101 million.

Significant changes in contingent liabilities since 30 June 2006

In terms of the sale of 25% in Sasol Oil (Pty) Limited to Tshwarisano, Sasol has provided facilitation for the financing requirements of Tshwarisano. The undiscounted maximum exposure at 30 June 2007 amounted to R1 051 million. A liability for the fair value of this guarantee at 30 June 2007, amounting to R37 million, has been recognised.

Principal foreign currency conversion rates

	30 June 2007	30 June 2006
One unit of foreign currency equals		
Rand/US$ (closing)	*7,04*	*7,17*
Rand/US$ (average)	*7,20*	*6,41*
Rand/euro (closing)	*9,53*	*9,17*
Rand/euro (average)	*9,40*	*7,80*

Independent audit report

The summarised, provisional consolidated balance sheet at 30 June 2007 and the related summarised, provisional consolidated statements of income, changes in equity and cash flow for the year then ended have been audited by KPMG Inc. Their unqualified audit report is available for inspection at the registered office of the company.

Declaration of dividend number 56 – dividend increased by 37%

The final dividend, dividend number 56, of R5,90 per share (2006: R4,30 per share) has been declared in the currency of the Republic of South Africa. The salient dates are:

To holders of ordinary shares:

Last day for trading to qualify for and participate in the final dividend (cum dividend)	*Friday, 5 October 2007*
Trading ex dividend commences	*Monday, 8 October 2007*
Record date	*Friday, 12 October 2007*
Dividend payment date (electronic and certificated register). Electronic payment will be undertaken simultaneously	*Monday, 15 October 2007*

To holders of American Depositary Receipts:

Ex dividend on New York Stock Exchange (NYSE)	*Wednesday, 10 October 2007*
Record date	*Friday, 12 October 2007*
Approximate date for currency conversion	*Tuesday, 16 October 2007*
Approximate dividend payment date	*Thursday, 25 October 2007*

On Monday, 15 October 2007, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who have dematerialised their share certificates will have their accounts credited on Monday, 15 October 2007.

Share certificates may not be dematerialised or rematerialised between Monday, 8 October 2007 and Friday, 12 October 2007, both days inclusive.

On behalf of the board

Pieter Cox   *Pat Davies*   *Christine Ramon*
Chairman   *Chief executive*   *Chief financial officer*

Sasol Limited
10 September 2007

2006	2007	Business unit analysis	2007	2006
Turnover			**Operating profit**	
R million			**R million**	
67 111	**77 019**	*SA Energy cluster*	**21 775**	18 684
5 466	**6 042**	Mining	**1 171**	1 227
25 649	**29 084**	Synfuels	**16 251**	13 499
32 787	**38 191**	Oil	**2 417**	2 432
3 209	**3 702**	Gas	**1 936**	1 526
1 398	**1 465**	*International energy cluster*	**(463)**	(42)
161	**65**	Synfuels International	**(763)**	(642)
1 237	**1 400**	Petroleum International	**300**	600
49 284	**58 881**	*Global chemicals cluster*	**4 293**	(1 471)
7 639	**9 410**	Polymers	**1 089**	822
11 666	**13 766**	Solvents	**1 106**	873
19 095	**22 582**	Olefins & Surfactants	**1 140**	(3 567)
10 884	**13 123**	Other chemicals	**958**	401
1 450	**2 843**	*Other*	**16**	41
119 243	**140 208**		**25 621**	17 212
(36 848)	**(42 081)**	Intercompany turnover		
		Capital items	**(1 140)**	4 272
82 395	**98 127**		**24 481**	21 484

		Geographic analysis		
Turnover			**Operating profit**	
R million			**R million**	
42 909	**50 908**	South Africa	**22 259**	18 541
5 150	**5 747**	Rest of Africa	**701**	1 254
17 836	**22 448**	Europe	**1 757**	(1 632)
3 992	**4 489**	Middle East, India, Far East	**4**	116
9 839	**11 258**	North America	**691**	(1 220)
1 249	**1 387**	South America	**(5)**	(18)
1 420	**1 890**	Southeast Asia	**214**	171
82 395	**98 127**		**25 621**	17 212

balance sheet
at 30 June

| | 2007 | 2006 |
| | | Restated |
	Rm	Rm
ASSETS		
Property, plant, equipment	50 515	39 826
Assets under construction	24 611	23 176
Goodwill	586	266
Other intangible assets	629	775
Post-retirement benefit assets	363	80
Deferred tax assets	845	691
Other long-term assets	3 140	2 293
Non-current assets	**80 689**	67 107
Assets held for sale	334	12 115
Inventories	14 399	8 003
Trade and other receivables	16 994	12 067
Short-term financial assets	16	180
Restricted cash	646	584
Cash	5 987	3 102
Current assets	**38 376**	36 051
TOTAL ASSETS	**119 065**	103 158
EQUITY AND LIABILITIES		
Shareholders' equity	61 617	52 605
Minority interest	1 652	379
Long-term debt	13 359	15 021
Long-term financial liabilities	53	-
Long-term provisions	3 788	3 463
Post-retirement benefit obligations	3 661	2 461
Long-term deferred income	2 765	1 698
Deferred tax liabilities	8 304	6 156
Non-current liabilities	**31 930**	28 799
Liabilities in disposal group held for sale	35	5 479
Short-term debt	5 621	2 721
Short-term financial liabilities	383	514
Other current liabilities	17 282	12 219
Bank overdraft	545	442
Current liabilities	**23 866**	21 375
TOTAL EQUITY AND LIABILITIES	**119 065**	103 158

Note: The comparative periods have been restated for the effects of a change in accounting
policy and the reclassification of assets under construction from property, plant and equipment

income statement

for the year ended 30 June

	2007 Rm	2006 Restated Rm
Turnover	**98 127**	82 395
Cost of sales and services rendered	**(59 997)**	(48 547)
Gross profit	**38 130**	33 848
Non-trading income	**639**	533
Marketing and distribution expenditure	**(5 818)**	(5 234)
Administrative expenditure	**(6 094)**	(4 316)
Other operating expenditure	**(1 004)**	(7 862)
Translation (losses)/gains	**(232)**	243
Operating profit	**25 621**	17 212
Dividends and interest received	**825**	341
Income from associates	**405**	134
Borrowing costs (net of amounts capitalised)	**(1 148)**	(571)
Profit before tax	**25 703**	17 116
Taxation	**(8 153)**	(6 534)
Profit	**17 550**	10 582
Attributable to		
Shareholders	**17 030**	10 406
Minority interests in subsidiaries	**520**	176
	17 550	10 582
Basic earnings per share (Rand)	**27,35**	16,78
Diluted earnings per share (Rand)[1]	**27,02**	16,51

1. Diluted earnings per share is calculated taking the Sasol Share Incentive Scheme into account

Note: The income statement has been restated for the effect of the reclassification of Sasol O&S as a continuing operation.

changes in equity statement (abridged)
for the year ended 30 June

	2007	2006
		Restated
	Rm	Rm
Opening balance as previously reported	**52 352**	43 533
Effect of change in accounting policy	**253**	220
Restated opening balance	**52 605**	43 753
Shares issued	**332**	431
Shares repurchased	**(3 669)**	-
Attributable earnings	**17 030**	10 406
as previously reported		10 373
effect of change in accounting policy		33
Dividends paid	**(4 613)**	(3 660)
Increase in share based payment expense	**186**	169
Movement in foreign currency translation reserve	**(254)**	1 147
Movement in cash flow hedge accounting reserve	**-**	359
Closing balance	**61 617**	52 605
Comprising		
Share capital	**3 628**	3 634
Share repurchase programme	**(3 669)**	(3 647)
Retained earnings	**61 109**	52 001
Share based payment reserve	**966**	780
Foreign currency translation reserve	**(443)**	(189)
Investment fair value reserve	**2**	2
Cash flow hedge accounting reserve	**24**	24
Shareholders' equity	**61 617**	52 605

cash flow statement
for the year ended 30 June

	2007	2006 Restated
	Rm	Rm
Cash receipts from customers	**97 339**	80 229
Cash paid to suppliers and employees	**(68 914)**	(55 702)
Cash generated by operating activities	**28 425**	24 527
Investment income	**1 059**	444
Borrowing costs paid	**(1 816)**	(1 745)
Tax paid	**(7 251)**	(5 389)
Dividends paid	**(4 613)**	(3 660)
Cash available from operating activities	**15 804**	14 177
Additions to non-current assets	**(12 045)**	(13 296)
Acquisition of businesses	**(285)**	(147)
Cash acquired on acquisition of businesses	**-**	(113)
Disposal of businesses	**2 200**	587
Cash disposed of on disposal of businesses	**33**	(1)
Other net cash flows from investing activities	**(441)**	695
Cash utilised in investing activities	**(10 538)**	(12 275)
Share capital issued	**332**	431
Share repurchase programme	**(3 669)**	-
Dividends paid to minority shareholders	**(408)**	(75)
(Decrease) / increase in long-term debt	**(13)**	1 305
Increase / (decrease) in short-term debt	**865**	(2 938)
Cash effect of financing activities	**(2 893)**	(1 277)
Translation effects of cash of foreign operations	**(24)**	(133)
Increase in cash and cash equivalents	**2 349**	492
Cash and cash equivalents at beginning of year	**3 244**	3 224
Movement in cash in disposal group held for sale	**495**	(472)
Cash and cash equivalents at end of year	**6 088**	3 244
Comprising		
- restricted cash	**646**	584
- cash	**5 987**	3 102
- bank overdraft	**(545)**	(442)
	6 088	3 244

value added statement
for the year ended 30 June

	2007 Rm	2006 Restated Rm
Turnover	98 127	82 395
Purchased materials and services	(56 353)	(51 364)
Value added	41 774	31 031
Investment income	1 230	475
Wealth created	43 004	31 506
Employees	11 695	9 551
Providers of equity capital	5 133	3 836
Providers of loan capital	1 874	1 755
Governments	6 757	6 620
Reinvested in the group	17 545	9 744
Wealth distribution	43 004	31 506

headline earnings

		2007	2006 Restated
		Rm	Rm
Reconciliation of headline earnings			
Profit		**17 550**	10 582
Less minority interests		**(520)**	(176)
Effect of capital items		**(1 140)**	4 272
Impairment of assets		**208**	1 067
Reversal of fair value write-down		**(803)**	-
Reversal of impairment		**-**	(140)
Fair value write-down		**-**	3 196
Profit on disposal of assets		**(749)**	(132)
Scrapping of property, plant and equipment		**204**	281
Tax effect on reconciling items		**(93)**	(431)
Headline earnings		**15 797**	14 247

Capital items			
Mining		**13**	16
Synfuels		**64**	187
Oil		**2**	8
Gas		**(370)**	(138)
Petroleum International		**-**	82
Olefins & Surfactants		**(707)**	4 143
Polymers		**9**	17
Solvents		**152**	(105)
Other		**(303)**	62
Capital items		**(1 140)**	4 272

Headline earnings per share	**Rand**	**25,37**	22,98
Diluted headline earnings per share	**Rand**	**25,06**	22,61

salient features

		2007	2006 Restated
Selected ratios			
Return on equity	%	**29,8**	21,6
Return on total assets	%	**24,2**	18,5
Operating margin	%	**26,1**	20,9
Borrowing cost cover	times	**14,5**	10,1
Dividend cover	times	**3,0**	2,3
Share statistics			
Total shares in issue	million	**627,7**	683,0
Treasury shares (share repurchase programme)	million	**14,9**	60,1
Weighted average number of shares	million	**622,6**	620,0
Diluted weighted average number of shares	million	**630,3**	630,2
Share price (closing)	Rand	**266,00**	275,00
Market capitalisation	Rm	**166 968**	187 825
Net asset value per share	Rand	**100,55**	84,45
Dividend per share	Rand	**9,00**	7,10
- interim	Rand	**3,10**	2,80
- final	Rand	**5,90**	4,30
Other financial information			
Total debt (including bank overdraft)			
- interest bearing	Rm	**18 925**	17 966
- non-interest bearing	Rm	**600**	300
Borrowing costs capitalised	Rm	**989**	1 448
Capital commitments	Rm	**18 575**	14 628
- authorised and contracted	Rm	**28 416**	29 152
- authorised, not yet contracted	Rm	**11 720**	6 875
- less expenditure to date	Rm	**(21 561)**	(21 399)
Guarantees and contingent liabilities			
- total amount	Rm	**35 110**	33 212
- liability included on balance sheet	Rm	**13 388**	12 106
Significant items in operating profit			
- employee costs	Rm	**11 695**	9 551
- depreciation and amortisation of non-current assets	Rm	**4 015**	4 268
- operating lease charges	Rm	**707**	568
Directors' remuneration	Rm	**45**	32
Share options granted to directors - cumulative	'000	**1 124**	1 506
Effective tax rate	%	**31,7**	38,2
Employees at 30 June	number	**31 860**	31 460
Average crude oil price - dated Brent	US$/barrel	**63,95**	62,45
Average rand/US$ exchange rate	1US$ = rand	**7,20**	6,41

The reader is referred to the definitions contained in the 2006 Sasol Limited annual financial statements.

Disclaimer – Forward-looking statements

We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. There are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on November 2, 2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 September 2007

By: <u>/s/ N L Joubert</u>
Name: Nereus Louis Joubert
Title: Company Secretary